Exhibit 99.3

Rio Tinto plc
2 Eastbourne Terrace
London WSUB 2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto to exercise Tranche 2 of the Placement Agreement with Ivanhoe Mines
13 October 2009
Rio Tinto confirmed today it has given notice to complete the second tranche of its investment in Ivanhoe Mines Ltd, which will increase its holding from 9.9 per cent to 19.7 per cent. Tranche 2 consists of 46.3 million shares at a subscription price of US$8.38, for a total consideration of US$388 million.
The announcement follows the signing last week of an Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region, which is expected to start production in 2013.
Bret Clayton, chief executive of Rio Tinto’s Copper and Diamonds Group commented: “I am pleased to confirm Rio Tinto’s decision to increase its investment in Ivanhoe by exercising Tranche 2. This investment will allow us to work with the Government of Mongolia to progress the development of Oyu Tolgoi as quickly as possible.”
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

Continues	Page 2 of 2

For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Tony Shaffer
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7920 041 03	Mobile: +1 202 256 3667
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp